SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
AMBc – Common

São Paulo, November 13, 2009.

To
BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

At.:	Mr. Nelson Barroso Ortega
Gerência de Acompanhamento de Empresas

Ref.: Ofício GAE/CAEM 2.479-09

Dear Sirs,

Reference is made to the Bovespa Notice GAE/CAEM 2.479-09, received today, to inform the following:

AmBev plans brewery investments in 2010 between R$ 1.3 billion and R$ 1.5 billion. Such investments aim to expand our productive capacity and enable it to meet a possible increase of beer volume from 5% to 10% higher than 2009 volume.

Furthermore, we note that, even though such investments would prepare the Company for a possible increase in future demand, the Company cannot and does not provide any assurance with respect to the actual increase in future demand, which will depend on several factors that are beyond our control, such as tax burden, economic and market conditions, industry’s competitiveness and climate, among others.

We remain at your disposal for any further clarifications.

Yours sincerely,

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Nelson José Jamel
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer